Exhibit 99.2

GLOBUS MARITIME LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition and results of operations for the three-month periods ended March 31, 2021 and 2020. Unless otherwise specified herein, references to the “Company”, “we” or “our” shall include Globus Maritime Limited (NASDAQ: GLBS) and its subsidiaries. You should read the following discussion and analysis together with our unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three-month periods ended March 31, 2021 and 2020, and the accompanying notes thereto, included elsewhere in this report. For the additional information relating to our management’s discussion and analysis of the financial condition and results of operations, please see our Annual Report on Form of 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (the “SEC”) on March 29, 2021 (the “Annual Report”).

Forward-Looking Statements

Our disclosure and analysis herein pertain to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business and making acquisitions, includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements. All statements herein that are not statements of either historical or current facts are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as our future operating or financial results, global and regional economic and political conditions, including piracy, pending vessel acquisitions, our business strategy and expected capital spending or operating expenses, including dry-docking and insurance costs, competition in the dry bulk industry, statements about shipping market trends, including charter rates and factors affecting supply and demand, our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, our ability to enter into fixed-rate charters after our current charters expire and our ability to earn income in the spot market and our expectations of the availability of vessels to purchase, the time it may take to construct new vessels, and vessels’ useful lives. Many of these statements are based on our assumptions about factors that are beyond our ability to control or predict and are subject to risks and uncertainties that are described more fully under “Item 3. Key Information – D. Risk Factors” of the Annual Report. Any of these factors or a combination of these factors could materially affect our future results of operations and the ultimate accuracy of the forward-looking statements.

Factors that might cause future results to differ include, but are not limited to, the following:

●	changes in governmental rules and regulations or actions taken by regulatory authorities;

●	changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers’ abilities to perform under existing time charters;

●	the length and number of off-hire periods and dependence on third-party managers; and

●	other factors discussed under “Item 3. Key Information – D. Risk Factors” of the Annual Report.

You should not place undue reliance on forward-looking statements contained herein because they are statements about events that are not certain to occur as described or at all. All forward-looking statements herein are qualified in their entirety by the cautionary statements contained herein. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Overview

The address of the registered office of Globus Maritime Limited (“Globus”) is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The unaudited interim condensed consolidated financial statements, prepared under IFRS, include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of March 31, 2021:

Company	Country of Incorporation	Vessel Delivery Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	-	-
Argo Maritime Limited	Marshall Islands	-	-

Results of Operations

Our revenues consist of earnings under the charters on which we employ our vessels. We believe that the important measures for analysing trends in the results of our operations consist of the following:

Revenues

The Company generates its revenues from charterers from the charter hire of its vessels. Vessels are chartered using time charters, where a contract is entered into for the use of a vessel for a specific period of time and a specified daily charter hire rate. If a time charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognised on a straight - line basis over the period of the time charter. Such revenues are treated in accordance with IFRS 16 as lease income. Associated broker commissions are recognised on a pro-rata basis over the duration of the period of the time charter. Deferred revenue relates to cash received prior to the financial position date and is related to revenue earned after such date.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,141 and $2,177 for the periods ended March 31, 2021 and 2020, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $2,026 and $113 for the periods ended March 31, 2021 and 2020, respectively.

Time Charters

A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port and canal charges and the cost of bunkers (fuel oil), but the vessel owner pays vessel operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores and tonnage taxes. Time charter rates are usually set at fixed rates during the term of the charter. Prevailing time charter rates fluctuate on a seasonal and on a year-to-year basis and, as a result, when employment is being sought for a vessel with an expiring or terminated time charter, the prevailing time charter rates achievable in the time charter market may be substantially higher or lower than the expiring or terminated time charter rate. Fluctuation in time charter rates are influenced by changes in spot charter rates, which are in turn influenced by a number of factors, including vessel supply and demand. The main factors that could increase total vessel operating expenses are crew salaries, insurance premiums, spare parts, repairs that are not covered under insurance policies and lubricant prices.

Voyage Expenses

Voyage expenses primarily consist of port, canal and bunker expenses that are unique to a particular charter under time charter arrangements are paid by the charterers or by the Company under voyage charter arrangements. Furthermore, voyage expenses include brokerage commission on revenue paid by the Company.

Vessel Operating Expenses

Vessel operating expenses primarily consist of crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses necessary for the operation of the vessel and borne by the owner. All vessel operating expenses are expensed as incurred.

General and Administrative Expenses

The primary components of general and administrative expenses consist of the services of our senior executive officers, and the expenses associated with being a public company. Such public company expenses include the costs of preparing public reporting documents, legal and accounting costs and costs related to compliance with the rules, regulations and requirements of the SEC, the rules of NASDAQ, board of directors’ compensation and investor relations.

Depreciation

We depreciate the cost of our vessels after deducting the estimated residual value, on a straight-line basis over the expected useful life of each vessel, which is estimated to be 25 years from the date of initial delivery from the shipyard. We estimate the residual values of our vessels to be $300 per lightweight ton.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with the debt incurred to partially finance the acquisition of our existing fleet. The interest rate is generally calculated based on the three-month LIBOR rate and applicable margin.

Leases

The Group adopted IFRS 16 on January 1, 2019 using the modified retrospective approach. On transition, the Company elected to apply the practical expedients available for leases with a remaining lease term of less than one year and leases of low value assets.

At transition, the Company identified the rental agreement with Cyberonica S.A., to give rise to a right of use asset and a corresponding liability estimated to approximately $674 as of January 1, 2019, calculated as the present value of minimum future lease payments. The discount rate used was 8%, which was the incremental cost of borrowing as of the implementation date. In addition, the nature and recognition of the expense related to this lease changed as IFRS 16 replaced the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The depreciation charge for right-of-use assets for the periods ended March 31, 2021 and 2020, was approximately $28 for both periods and the interest expense on lease liabilities for the periods ended March 31, 2021 and 2020, was approximately $10 and $12, respectively.

Selected Information

Our selected consolidated financial and other data for the three-month period ended March 31, 2021 and 2020 and as of March 31, 2021 presented in the tables below have been derived from our unaudited interim condensed consolidated financial statements and notes thereto, included elsewhere herein. Our selected consolidated financial data as of December 31, 2020, presented in the tables below have been derived from our audited financial statements and notes thereto, included in our Annual Report.

Consolidated Statements of Comprehensive Loss Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2021	2020

	(unaudited)
Voyage revenues	5,167	2,290
Total Revenues	5,167	2,290

Voyage expenses	(78)	(1,395)
Vessel operating expenses	(3,077)	(2,057)
Depreciation	(711)	(633)
Depreciation of dry-docking costs	(492)	(491)
Administrative expenses	(556)	(394)
Administrative expenses payable to related parties	(154)	(92)
Share-based payments	(10)	(10)
Impairment loss	-	(4,615)
Other income/(expenses), net	14	(6)
Operating profit/(loss)	103	(7,403)
Interest income	1	11
Interest expense and finance costs	(930)	(1,149)
Loss on derivative financial instruments	-	(494)
Foreign exchange gains, net	60	33
Total finance costs, net	(869)	(1,599)
Total loss and total comprehensive loss for the period	(766)	(9,002)

Basic & diluted loss per share for the period (1)	(0.11)	(154,85)
EBITDA (2) (unaudited)	1,366	(6,740)
Adjusted EBITDA (2) (unaudited)	1,306	(1,664)

(1) Shares and per share data give effect to the 1-for-100 reverse stock split, that became effective on October 21, 2020. The weighted average number of shares for the three-month period ended March 31, 2021, was 7,209,657 compared to 58,132 shares for the three-month period ended March 31, 2020.

(2) Earnings / (losses) before interest, taxes, depreciation and amortization, or “EBITDA”, represents the sum of net income/(loss), interest and finance costs, interest income, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents net earnings / (losses) before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of drydocking costs, amortization of fair value of time charter attached to vessels, impairment and gains or losses from sale of vessels. EBITDA and Adjusted EBITDA do not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA is not a recognized measure under IFRS.

EBITDA and Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

»     EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

»     EBITDA and Adjusted EBITDA do not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

»     EBITDA and Adjusted EBITDA do not reflect changes in or cash requirements for our working capital needs; and

»     other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

Total comprehensive loss to EBITDA and Adjusted EBITDA Reconciliation

	Period Ended March 31,
	(Expressed in Thousands of U.S. Dollars, except per share data)
	2021 (Unaudited)	2020 (Unaudited)
Total comprehensive loss for the period	$(766)	$(9,002)
Interest and finance costs, net	929	1,138
Depreciation	711	633
Depreciation of drydocking costs	492	491
EBITDA (unaudited)	$1,366	$(6,740)
(Gain)/loss on derivative financial instruments	-	494
Foreign exchange gains, net	(60)	(33)
Impairment loss	-	4,615
Adjusted EBITDA (unaudited)	$1,306	$(1,664)

Balance Sheets Data

(In thousands of U.S. Dollars)

	As of March 31,	As of December 31,
	2021	2020
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	62,209	62,350
Advances for vessel purchase	4,320	-
Other non-current assets	1,780	1,810
Total non-current assets	68,309	64,160
Cash and bank balances and bank deposits (including restricted cash)	51,842	19,853
Other current assets	1,803	2,428
Total current assets	53,645	22,281
Total assets	121,954	86,441
Total equity	84,210	42,094
Total debt net of unamortized debt discount	30,658	36,552
Other liabilities	7,086	7,795
Total liabilities	37,744	44,347
Total equity and liabilities	121,954	86,441

Statements of Cash Flows Data

(In thousands of U.S. Dollars)

	Three months ended March 31,
	2021	2020
	(Unaudited)
Statement of cash flow data:
Net cash generated from / (used in) operating activities	436	(1,976)
Net cash (used in) / generated from investing activities	(4,326)	11
Net cash provided by / (used in) financing activities	36,239	(106)

	Three months ended March 31,
	2021	2020

	(Unaudited)
Ownership days (1)	540	455
Available days (2)	516	412
Operating days (3)	512	408
Fleet utilization (4)	99.2%	99.1%
Average number of vessels (5)	6.0	5.0
Daily time charter equivalent (TCE) rate (6)	9,857	2,173
Daily operating expenses (7)	5,698	4,521

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.
(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.
(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.
(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.
(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.
(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period which is consistent with industry standards. TCE is a measure not in accordance with GAAP.
(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended March 31,
	2021	2020

	(Unaudited)
Voyage revenues	5,167	2,290
Less: Voyage expenses	78	1,395
Net revenues	5,089	895
Available days	516	412
Daily TCE rate (1)	9,857	2,173

(1) Subject to rounding.

Recent Developments

Issuance of the Series B preferred shares

On March 2, 2021, we issued an additional 10,000 of our Series B Preferred Shares to Goldenmare Limited in return for $130,000. The $130,000 was paid by reducing, on a dollar-for-dollar basis, the amount payable as compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Board of Directors of the Company, which received a fairness opinion from an independent financial advisor.

Each Series B preferred share entitles the holder thereof to 25,000 votes per share on all matters submitted to a vote of the shareholders of the Company, provided however, that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of any beneficial owner of such shares and its affiliates (whether pursuant to ownership of Series B preferred shares, common shares or otherwise) to exceed 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders of the Company. To the fullest extent permitted by law, the holders of Series B preferred shares shall have no special voting or consent rights and shall vote together as one class with the holders of the common shares on all matters put before the shareholders. The Series B preferred shares are not convertible into common shares or any other security. They are not redeemable and have no dividend rights. Upon any liquidation, dissolution or winding up of the Company, the Series B preferred shares are entitled to receive a payment with priority over the common shareholders equal to the par value of $0.001 per share. The Series B preferred shareholder has no other rights to distributions upon any liquidation, dissolution or winding up of the Company. All issued and outstanding Series B preferred shares must be held of record by one holder, and the Series B preferred shares shall not be transferred without the prior approval of our Board of Directors. Finally, in the event the Company (i) declares any dividend on its common shares, payable in common shares, (ii) subdivides the outstanding common shares or (iii) combines the outstanding common shares into a smaller number of shares, there shall be a proportional adjustment to the number of outstanding Series B preferred shares.

As of March 31, 2021, Goldenmare Limited owned 10,300 of the Company’s Series B preferred shares.

Public Offerings

On January 13, 2021, the remaining pre-funded warrants from the December 2020 Pre-Funded Warrants were exercised and 130,000 common shares, par value $0.004 per share were issued.

On January 27, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 2,155,000 common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 445,000 common shares, par value $0.004 per share and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds amounted to $15,108, before issuance expenses of approximately $122. The pre-funded warrants were all exercised subsequently. No January 2021 Warrants have been exercised as of the date hereof.

The January 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On February 12, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 3,850,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 950,000 common shares, par value $0.004 par value, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds amounted to $27,891, before issuance expenses of approximately $150. The pre-funded warrants were all exercised subsequently. No February 2021 Warrants have been exercised as of the date hereof.

The February 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

Acquisition of new vessel

On February 18, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Nord Venus”, a 2011-built Kamsarmax dry bulk carrier, for a purchase price of $16.5 million, if delivered up to May 31, 2021 or $16.2 million if delivered between June 1, 2021 and August 15, 2021. The m/v “Nord Venus” was built at the Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt. The agreement is subject to customary closing conditions.

On June 9, 2021, the Company took delivery of the m/v “Diamond Globe”, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v “Diamond Globe” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt. Following this acquisition, the fleet of Globus comprises of seven dry bulk carriers with a total carrying capacity of 463,765 dwt.

Debt financing

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021. As a result, after this pre-payment we had an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

In May 2021, the Company reached an agreement with a financial institution for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The proceeds of this financing were used to repay the outstanding balance of the EnTrust Loan Facility.

LIBOR will be replaced as the reference rate under debt obligations

On July 27, 2017, the UK Financial Conduct Authority announced that it would phase-out LIBOR by the end of 2021. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the basis for the interest calculation with their cost-of-funds rate. Certain of the Company’s existing financing arrangements, provide for the use of replacement rates if LIBOR is discontinued. The Company is in the process of evaluating the impact of LIBOR discontinuation. While it cannot predict the effect of the potential changes to LIBOR or the establishment and use of alternative rates or benchmarks, the interest payable on debt could be subject to volatility and the lending costs could increase, which would have an adverse effect on the Company’s profitability, earnings and cash flow.

Results of Operations

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 had caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The measures taken by governments worldwide in response to the outbreak, which included numerous factory closures, self-quarantining, and restrictions on travel, as well as potential labour shortages resulting from the outbreak, had slowed down production of goods worldwide and decreased the amount of goods exported and imported worldwide. Some experts fear that the economic consequences of the coronavirus could cause a recession that outlives the pandemic.

Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes. It is possible that charterers may try to invoke force majeure clauses as a result.

Crewing and Crew management operations.

Due to COVID-19 there are restrictions on travelling on many jurisdictions. We may face problems in the embarkation and disembarkation of our crew members. Many airports around the world as well as many countries impose heavy travel restrictions such as quarantine periods for incoming and outgoing travelers. We continue to monitor the situation with respect and utmost care for our seafarers, always communicating with the relevant authorities in order to assist them as much as we can in these unprecedented times.

Disruption in operations in case crew members get infected.

In case one of our crew members is found to be infected by COVID-19 this may lead to delays in cargo operations. It may also need to a detention and quarantine of the ship for an unspecified amount of time. Relevant authorities may require us to perform disinfection and fumigation operations if a crew member gets infected by COVID-19. Crew members may be quarantined if a member is found to be infected. The above may lead to increased costs and lower utilization of our fleet.

Dry docking and Repairs.

Repair yards and dry docks in the far east, usually selected for the scheduled maintenance of our vessels, may be affected by the closures and travel restrictions in their countries. Shipyard staff and third-party experts as well as spare parts may be harder to procure and provide making the maintenance process potentially lengthier, costlier, or unfeasible. Spare parts and supplies may be harder to produce and deliver to a shipyard where they would be utilized for a scheduled maintenance. In addition to the above, and always relating to COVID-19 travel restrictions, it will be tough for our in-house technical teams to travel to the shipyards in order to monitor the maintenance process, so they may have to be postponed or third party monitoring technical crews will be hired. Finally, classification society surveyor attendance may be restricted thus not only affecting the time spent within a repair facility but also causing scheduled survey work to be postponed as far as this is permissible.

Effect on the following technical department activities yet not limited to:

1.	Logistics and supply of spares and expert services may incur increased costs and disruption in planned maintenance and consequently lead to increased failures / incidents.
2.	Office personnel attendance is disrupted or impossible, which can have as a result inadequate supervision and lead to increased incidents in third party inspection and reduced maintenance quality.
3.	Long term planned maintenance (dry docking) unsupervised by Company personnel, that can result to lower quality and increased costs.
4.	Delays in class surveys, which can lead to postponements.

The above ultimately are translated to possible increased costs and reduced maintenance quality which in the long-term shall spiral to cost increases again as the aftermath shall have to be dealt with. However, there are presently insufficient statistics to reach to prediction model as regards to the actual increase in costs due to the above disruptions.

The Company has evaluated the impact of current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the current marketplace may have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of $4.6 million was recorded (see also Note 5). For the first quarter of 2021 the Company re-evaluated the carrying amount of its vessels and concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

Three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020.

Total comprehensive loss for the three-month period ended March 2021 amounted to $0.8 million or $0.11 basic and diluted loss per share based on 7,209,657 weighted average number of shares, compared to total comprehensive loss of $9 million for the same period last year or $154.85 basic and diluted loss per share based on 58,132 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss during the three-month period ended March 31, 2021 compared to the three-month period ended March 31, 2020 (expressed in $000’s):

3-month period of 2021 vs 3-month period of 2020

Net loss and total comprehensive loss for the 3-month period of 2020	(9,002)
Increase in voyage revenues	2,877
Decrease in Voyage expenses	1,317
Increase in Vessels operating expenses	(1,020)
Increase in Depreciation	(78)
Increase in Depreciation of dry-docking costs	(1)
Increase in Total administrative expenses	(224)
Decrease in Impairment loss	4,615
Decrease in Other expenses, net	20
Decrease in Interest income	(10)
Decrease in Interest expense and finance costs	219
Decrease in Loss on derivative financial instruments	494
Increase in Foreign exchange gains	27
Net loss and total comprehensive loss for the 3-month period of 2021	(766)

Voyage revenues

During the three-month period ended March 31, 2021 and 2020, our Voyage revenues reached $5.2 million and $2.3 million respectively. The 126% increase in Voyage revenues was mainly attributed to the increase in the average time charter rates achieved by our vessels during the three-month period ended March 31, 2021, compared to the same period in 2020. Furthermore, the Company operated a fleet of six vessels during the 1st quarter of 2021 compared to five vessels for the same period in 2020. Daily Time Charter Equivalent rate (TCE) for the three-month period of 2021 was $9,857 per vessel per day against $2,173 per vessel per day during the same period in 2020 corresponding to an increase of 354%, which is attributed to the better conditions throughout the bulk market for the first quarter of 2021 compared with the low rates in the first quarter of 2020, which was mainly attributed to the outbreak of COVID-19 pandemic.

Voyage expenses

Voyage expenses reached $0.1 million during the three-month period ended March 31, 2021, compared to $1.4 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the three-month period ended March 31, 2021 and 2020, are analyzed as follows:

In $000’s	2021	2020
Commissions	72	32
Bunkers expenses	-	1,280
Other voyage expenses	6	83
Total	78	1,395

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $3.1 million during the three-month period ended March 31, 2021, compared to $2.1 million during the same period last year. This is partly attributed to the fact that the fleet of the Company has increased to six vessels during the first quarter of 2021 compared to five vessels for the same period in 2020. The breakdown of our operating expenses for the three-month period ended March 31, 2021 and 2020 was as follows:

	2021	2020
Crew expenses	52%	58%
Repairs and spares	24%	17%
Insurance	7%	7%
Stores	11%	11%
Lubricants	3%	4%
Other	3%	3%

Average daily operating expenses during the three-month periods ended March 31, 2021 and 2020 were $5,698 per vessel per day and $4,521 per vessel per day respectively, corresponding to an increase of 26%. The increased daily operating expenses during the first quarter of 2021 is mainly attributed to an extraordinary damage incurred to our vessel, Sky Globe.

Depreciation

Depreciation charge during the three-month period ended March 31, 2021, reached $0.7 million compared to $0.6 million during the same period in 2020. This is mainly attributed to the increase of the fleet from 5 vessels during the three-month period ended March 31, 2020 to 6 vessels for the same period in 2021. Nonetheless, this increase has been counterbalanced due to the impairment loss of $4.6 million, recognized in the 1st quarter of 2020, which reduced the carrying amount of the fleet.

Impairment loss

During the 1st quarter of 2020, the Company concluded that the recoverable amounts of its vessels were lower than their respective carrying amounts and recognized an impairment loss of $4.6 million. No impairment was recorded during the 1st quarter of 2021.

Interest expense and finance costs

Interest expense and finance costs reached $0.9 million during the three-month period ended March 31, 2021, compared to $1.1 million in 2020. Interest expense and finance costs for the three-month periods ended March 31, 2021 and 2020, are analyzed as follows:

In $000’s	2021	2020
Interest payable on long-term borrowings	810	1,059
Bank charges	22	5
Operating lease liability interest	10	12
Amortization of debt discount	77	70
Other finance expenses	11	3
Total	930	1,149

As of March 31, 2021, and 2020 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $31 and $40 million, respectively, gross of unamortized debt discount. The decrease in interest payable is mainly attributed to the decrease of the weighted interest rate from 10.33% during the three-month period ended March 31, 2020 to 8.76% for the same period in 2021, which is mainly attributed to the decrease of the Libor rate by approximately 1.7%.

Loss on derivative financial instruments

For the period ended March 31, 2020 the loss on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. Further to the conversion clause included into the Convertible Note for the period ended March 31, 2020 a total amount of approximately $1.2 million, principal and accrued interest, was converted to share capital with the conversion price of $100 per share and a total number of 11,677 new shares issued in name of the holder of the Convertible Note. These conversions resulted to a loss of approximately $0.3 million recognized in the consolidated statement of comprehensive loss. For the period ended March 31, 2021 the Company had no derivative financial instruments.

Liquidity and capital resources

As of March 31, 2021, and December 31, 2020, our cash and bank balances and bank deposits (including restricted cash) were $53.1 and $21.1 million, respectively.

As of March 31, 2021, the Company reported a working capital surplus of $41.3 million and was in compliance with the covenants included in the loan agreement with EnTrust. During the first quarter of 2021, the Company raised approximately $42.9 million, net of issuance commissions, through the issuance of equity securities. As of March 31, 2021, the Company had an available undrawn amount of $14.2 million under the facility with Firment. The Company’s cash flow projections indicated that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

Net cash generated from operating activities for the three-month period ended March 31, 2021 was $0.4 million compared to net cash used in operating activities of $2 million during the respective period in 2020. The increase in our cash generated from operating activities was mainly attributed to the increase in our Voyage revenues from $2.3 million during the three-month period ended March 31, 2020 to $5.2 million during the three-month period under consideration.

Net cash generated from financing activities during the three-month period ended March 31, 2021 and net cash used in financing activities during the three-month period ended March 31, 2020 were as follows:

	Three months ended March 31,
In $000’s	2021	2020

	(Unaudited)
Proceeds from issuance of share capital	42,999	-
Proceeds from issuance of warrants	15	-
Transaction costs on issue of new common shares	(272)	-
Repayment of long-term debt	(1,493)	-
Prepayment of long-term debt	(4,477)	-
Decrease in restricted cash	360	363
Repayment of lease liability	(80)	-
Interest paid	(813)	(469)
Net cash generated from/(used in) financing activities	36,239	(106)

As of March 31, 2021 and 2020, we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $31 and $40 million, respectively, gross of unamortized debt discount.

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss for the three-month periods ended March 31, 2021 and 2020	F-2

Condensed Consolidated Statements of Financial Position as of March 31, 2021 (Unaudited) and December 31, 2020	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the three-month periods ended March 31, 2021 and 2020	F-4

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2021 and 2020	F-5

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-6 to F-15

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

For the three-months ended March 31, 2021 and 2020

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		Three months ended March 31,
	Notes	2021	2020
REVENUES:
Voyage revenues	11	5,167	2,290
Total Revenues		5,167	2,290

EXPENSES & OTHER OPERATING INCOME:
Voyage expenses		(78)	(1,395)
Vessel operating expenses		(3,077)	(2,057)
Depreciation	5, 11	(711)	(633)
Depreciation of dry-docking costs	5	(492)	(491)
Administrative expenses		(556)	(394)
Administrative expenses payable to related parties		(154)	(92)
Share-based payments	9	(10)	(10)
Impairment loss	5	-	(4,615)
Other income/(expenses), net		14	(6)
Operating profit/(loss)		103	(7,403)

Interest income		1	11
Interest expense and finance costs		(930)	(1,149)
Loss on derivative financial instruments		-	(494)
Foreign exchange gains, net		60	33

TOTAL LOSS FOR THE PERIOD		(766)	(9,002)
Other Comprehensive Income		-	-
TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		(766)	(9,002)

Loss per share (U.S.$):
- Basic and Diluted loss per share for the period	7	(0.11)	(154.85)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2021 and December 31, 2020

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

		March 31,	December 31,
ASSETS	Notes	2021	2020
		(Unaudited)
NON-CURRENT ASSETS
Vessels, net	5	62,209	62,350
Advances for vessels acquisition	5	4,320	-
Office furniture and equipment		98	100
Right of use asset		422	450
Restricted cash	3	1,250	1,250
Other non-current assets		10	10
		68,309	64,160
CURRENT ASSETS
Trade receivables, net		98	153
Inventories		700	1,248
Prepayments and other assets		1,005	1,027
Restricted cash	3	456	816
Cash and cash equivalents	3	51,386	19,037
		53,645	22,281
TOTAL ASSETS		121,954	86,441

EQUITY AND LIABILITIES

EQUITY
Issued share capital	6	42	12
Share premium	6	237,954	195,102
Accumulated deficit		(153,786)	(153,020)
Total equity		84,210	42,094
NON-CURRENT LIABILITIES
Long-term borrowings, net of current portion	8	24,988	30,887
Provision for staff retirement indemnities		32	31
Lease liabilities	11	338	367
Total non-current liabilities		25,358	31,285
CURRENT LIABILITIES
Current portion of long-term borrowings	8	5,670	5,665
Trade accounts payable		3,763	4,758
Accrued liabilities and other payables		2,498	2,159
Current portion of lease liabilities	11	123	195
Deferred revenue		332	285
Total current liabilities		12,386	13,062
TOTAL LIABILITIES		37,744	44,347
TOTAL EQUITY AND LIABILITIES		121,954	86,441

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the three-months ended March 31, 2021 and 2020

(Expressed in thousands of U.S. Dollars, except share, per share and warrants data)

	Issued share* Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2021	12	195,102	(153,020)	42,094
Total comprehensive loss for the period	-	-	(766)	(766)
Issuance of new common shares (Note 6)	24	42,975	-	42,999
Issuance of new common shares due to exercise of Warrants (Note 6)	6	9	-	15
Issuance of Class B preferred shares (Note 6)	-	130	-	130
Transaction costs on issue of new common shares	-	(272)	-	(272)
Share-based payments (Note 9)	-	10	-	10
As at March 31, 2021	42	237,954	(153,786)	84,210

	Issued share* Capital	Share Premium	(Accumulated Deficit)	Total Equity
As at January 1, 2020	-	145,527	(135,648)	9,879
Total comprehensive loss for the period	-	-	(9,002)	(9,002)
Issuance of common shares due to conversion	-	815	-	815
Share-based payments (Note 9)	-	10	-	10
As at March 31, 2020	-	146,352	(144,650)	1,702

* All amounts represent the reverse stock split effected on October 21, 2020.

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three-months ended March 31, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

		Three months ended March 31,
	Notes	2021	2020
Operating activities
Loss for the period		(766)	(9,002)
Adjustments for:
Depreciation	5,11	711	633
Depreciation of deferred dry-docking costs	5	492	491
Payment of deferred dry-docking costs		(731)	-
Provision for staff retirement indemnities		1	1
Impairment loss	5	-	4,615
Loss on derivative financial instruments		-	494
Interest expense and finance costs		930	1,149
Interest income		(1)	(11)
Foreign exchange gains, net		(62)	(27)
Share based payment	9	10	10
(Increase)/decrease in:
Trade receivables, net		55	96
Inventories		548	494
Prepayments and other assets		22	(665)
Increase/(decrease) in:
Trade accounts payable		(334)	153
Accrued liabilities and other payables		(486)	(498)
Deferred revenue		47	91
Net cash generated from / (used in) operating activities		436	(1,976)
Cash flows from investing activities:
Advance for vessel purchase		(4,320)	-
Purchases of office furniture and equipment		(7)	-
Interest received		1	11
Net cash (used in) / generated from investing activities		(4,326)	11
Cash flows from financing activities:
Repayment of long-term debt		(1,493)	-
Prepayment of long-term debt		(4,477)	-
Proceeds from issuance of share capital		42,999	-
Proceeds from exercise of Warrants		15	-
Transaction costs on issue of new common shares		(272)	-
Decrease in restricted cash	3	360	363
Repayment of lease liability		(80)	-
Interest paid		(813)	(469)
Net cash provided by / (used in) financing activities		36,239	(106)
Net increase in cash and cash equivalents		32,349	(2,071)
Cash and cash equivalents at the beginning of the period	3	19,037	2,366
Cash and cash equivalents at the end of the period	3	51,386	295

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.             Basis of presentation and general information

The accompanying unaudited interim condensed consolidated financial statements include the financial statements of Globus Maritime Limited (“Globus”) and its wholly owned subsidiaries (collectively the “Company”). Globus was formed on July 26, 2006, under the laws of Jersey. On June 1, 2007, Globus concluded its initial public offering in the United Kingdom and its shares were admitted for trading on the Alternative Investment Market (“AIM”). On November 24, 2010, Globus was redomiciled to the Marshall Islands and its shares were admitted for trading in the United States (NASDAQ Global Market) under the Securities Act of 1933, as amended. On November 26, 2010, Globus shares were effectively delisted from AIM.

The address of the registered office of Globus is: Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH96960.

The principal business of the Company is the ownership and operation of a fleet of dry bulk motor vessels (“m/v”), providing maritime services for the transportation of dry cargo products on a worldwide basis. The Company conducts its operations through its vessel owning subsidiaries.

The operations of the vessels are managed by Globus Shipmanagement Corp. (the “Manager”), a wholly owned Marshall Islands corporation. The Manager has an office in Greece, located at 128 Vouliagmenis Avenue, 166 74 Glyfada, Greece and provides the commercial, technical, cash management and accounting services necessary for the operation of the fleet in exchange for a management fee. The management fee is eliminated on consolidation. The consolidated financial statements include the financial statements of Globus and its subsidiaries listed below, all wholly owned by Globus as of March 31, 2021:

	Country of	Vessel Delivery
Company	Incorporation	Date	Vessel Owned
Globus Shipmanagement Corp.	Marshall Islands	-	Management Co.
Devocean Maritime Ltd.	Marshall Islands	December 18, 2007	m/v River Globe
Domina Maritime Ltd.	Marshall Islands	May 19, 2010	m/v Sky Globe
Dulac Maritime S.A.	Marshall Islands	May 25, 2010	m/v Star Globe
Artful Shipholding S.A.	Marshall Islands	June 22, 2011	m/v Moon Globe
Longevity Maritime Limited	Malta	September 15, 2011	m/v Sun Globe
Serena Maritime Limited	Marshall Islands	October 29, 2020	m/v Galaxy Globe
Talisman Maritime Limited	Marshall Islands	-	-
Argo Maritime Limited	Marshall Islands	-	-

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of the management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s comprehensive loss, financial position and cash flows for the periods presented. Operating results for the three-month period ended March 31, 2021, are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2021.

The unaudited interim condensed consolidated financial statements as of and for the three months ended March 31, 2021, have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements presented in this report do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the consolidated financial statements as of December 31, 2020 and for the year then ended included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 (the “2020 Annual Report”).

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the 2020 Annual Report.

The unaudited interim condensed consolidated financial statements as of March 31, 2021 and for the three months then ended, were approved for issuance by the Board of Directors on June 17, 2021.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

1.            Basis of presentation and general information (continued)

Going Concern basis of accounting:

As of December 31, 2020, the Company reported a working capital surplus of $9.2 million and was in compliance with its debt covenants.

Subsequently, on January 29, 2021 and February 17, 2021, the Company completed additional follow-on equity offerings that provided the Company with further liquidity (refer to Note 6).

As of March 31, 2021, the Company reported a working capital surplus of $41.3 million and was in compliance with the applicable covenants included in the loan agreement with EnTrust. The Company’s cash flow projections indicated that cash on hand and cash to be provided by operating activities will be sufficient to cover the liquidity needs, including the debt obligations that become due in the twelve-month period ending following the issuance of these unaudited interim condensed consolidated financial statements.

Impact of COVID-19 on the Company’s Business

The spread of the COVID-19 virus, which has been declared a pandemic by the World Health Organization in 2020 has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on the Company’s business, financial performance and the results of its operations. As a result, many of the Company’s estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Company’s estimates may change in future periods. Besides reducing demand for cargo, coronavirus may functionally limit the amount of cargo that the Company and its competitors are able to move because countries worldwide have imposed quarantine checks on arriving vessels, which have caused delays in loading and delivery of cargoes.

The Company has evaluated the impact of the current economic situation on the recoverability of the carrying amount of its vessels. During the first quarter of 2020, the Company concluded that events and circumstances triggered the existence of potential impairment of its vessels. These indicators included volatility in the charter market as well as the potential impact the then current marketplace could have on the future operations. As a result, the Company performed an impairment assessment of the Company’s vessels by comparing the discounted projected net operating cash flows for each vessel to its carrying values. For the first quarter of 2020, the Company concluded that the recoverable amounts of the vessels were lower than their carrying amounts and an impairment loss of approximately $4.6 million was recorded (Note 5). As of March 31, 2021, the fair value, less costs of disposal, for each of the Company’s vessels was greater than its carrying value and the Company concluded that no further impairment of its vessels should be recorded or previously recognized impairment should be reversed.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

2.            Significant Accounting Policies and recent accounting pronouncements

A summary of the Company’s significant accounting policies and recent accounting pronouncements is included in Note 2 to the Company’s consolidated financial statements included in the 2020 Annual Report. There have been no changes to the Company’s significant accounting policies and recent accounting pronouncements in the three-month period ended March 31, 2021 other than the one stated below.

Advances for vessels acquisition: Advances to sellers of second-hand vessels to be acquired are classified as “Advances for vessels acquisition” until the date of delivery and acceptance of the vessel, at which date they are reclassified to “Vessels, net”

3           Cash and cash equivalents and Restricted cash

For the purpose of the interim condensed consolidated statement of financial position, cash and cash equivalents comprise the following:

	March 31, 2021	December 31, 2020
Cash on hand	17	13
Cash at banks	51,369	19,024
Total	51,386	19,037

Cash held in banks earns interest at floating rates based on daily bank deposit rates. Bank deposits are made for varying periods of between one day and three months, depending on the immediate cash requirements of the Company and earn interest at the respective bank deposit rates.

As at March 31, 2021, in order to fulfil the collateral requirements contained in the loan agreement (Note 8), the Company has pledged an aggregate amount of $1,706 ($2,066 as at December 31, 2020). This amount is presented on the accompanying consolidated statement of financial position at March 31, 2021, under restricted cash current $456 ($816 as at December 31, 2020) and restricted cash non-current $1,250 ($1,250 as at December 31, 2020).

4         Transactions with Related Parties

Details of the Company’s transactions with related parties did not change in the three-month period ended March 31, 2021 and are discussed in Note 4 of the Company’s consolidated financial statements as of and for the year ended December 31, 2020, included in the 2020 Annual Report except for the transactions described below.

On March 2, 2021, the Company entered into a stock purchase agreement and issued 10,000 Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Company’s Chief Executive Officer, Athanasios Feidakis, in return for $130, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement. The issuance of the Series B preferred shares to Goldenmare Limited was approved by an independent committee of the Company’s Board of Directors.

As of March 31, 2021, Goldenmare Limited owns 10,300 of the Company’s Series B preferred shares. Each Series B preferred share has 25,000 votes, provided that no holder of Series B preferred shares may exercise voting rights pursuant to Series B preferred shares that would result in the aggregate voting power of the beneficial owner of any such holder of Series B preferred shares, together with its affiliates, exceeding 49.99% of the total number of votes eligible to be cast on any matter submitted to a vote of shareholders. Except as otherwise provided by applicable law, holders of the Company’s Series B preferred shares and the Company’s common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Athanasios Feidakis has substantial control and influence over the Company’s management and affairs and over matters requiring shareholder approval, including the election of directors and significant corporate transactions, through his ability to direct the vote of such Series B preferred shares.

In April 2006, Globus entered into a rental agreement for 350 square metres of office space for its operations within a building owned by Cyberonica S.A. (an affiliate of Globus’s chairman). In 2016 the Company renewed the rental agreement at a monthly rate of Euro 10,360 (absolute amount) ($11.9) with a lease period ending January 2, 2025. The Company does not presently own any real estate.

GLOBUS MARITIME LIMITED
NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021
(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

5         Vessels, net

The amounts in the interim condensed consolidated statement of financial position are analysed as follows:

	Vessels cost	Vessels depreciation	Dry docking costs	Depreciation of dry-docking costs	Net Book Value
Balance at January 1, 2021	162,992	(104,111)	11,883	(8,414)	62,350
Additions	-	-	1,025	-	1,025
Depreciation & Amortization	-	(674)	-	(492)	(1,166)
Balance at March 31, 2021	162,992	(104,785)	12,908	(8,906)	62,209

On February 18, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Nord Venus”, a 2011-built Kamsarmax dry bulk carrier, for a purchase price of $16.5 million, if delivered up to May 31, 2021 or $16.2 million if delivered between June 1, 2021 and August 15, 2021. The m/v “Nord Venus” was built at the Universal Shipbuilding Corporation in Japan and has a carrying capacity of 80,655 dwt. The agreement is subject to customary closing conditions. As at March 31, 2021 the Company proceeded to the payment of an amount of $1,620 representing 10% of the acquisition price, as per the terms of the relevant agreement. The amount is included in Advances for vessels acquisition in the accompanying condensed consolidated statements of financial position.

On March 19, 2021, the Company entered into a memorandum of agreement with an unrelated third party, for the acquisition of the m/v “Yangze 11”, a 2018-built Kamsarmax dry bulk carrier, for a purchase price of $27 million. The m/v “Yangze 11” was built at Jiangsu New Yangzi Shipbuilding Co., Ltd and has a carrying capacity of 82,027 dwt. As at March 31, 2021 the Company proceeded to the payment of an amount of $2,700 representing 10% of the acquisition price, as per the terms of the relevant agreement. The amount is included in Advances for vessels acquisition in the accompanying condensed consolidated statements of financial position. On June 9, 2021, the Company took delivery of the m/v “Yangze 11” that was renamed to “Diamond Globe”.

No impairment was recognized for the first quarter of 2021($4,615 for the first quarter of 2020).

6          Share Capital and Share Premium

The authorised share capital of Globus consisted of the following:

	March 31,	December 31,
	2021	2020
Authorised share capital:
500,000,000 Common Shares of par value $0.004 each	2,000	2,000
100,000,000 Class B common shares of par value $0.001 each	100	100
100,000,000 Preferred shares of par value $0.001 each	100	100
Total authorised share capital	2,200	2,200

Holders of the Company’s common shares and Class B shares have equivalent economic rights, but holders of Company’s common shares are entitled to one vote per share and holders of the Company’s Class B shares are entitled to twenty votes per share. Each holder of Class B shares may convert, at its option, any or all of the Class B shares held by such holder into an equal number of common shares.

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As of January 1, 2021	3,040,123	12
Issued during the period for share based compensation (Note 9)	1,946	-
Issuance of new common stocks	6,005,000	24
Issuance of common stock due to exercise of pre-funded warrants	1,525,000	6
As of March 31, 2021	10,572,069	42

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6       Share Capital and Share Premium (continued)

Common Shares issued and fully paid	Number of shares	Issued Share Capital
As of January 1, 2020	52,235	-
Issued during the period for share based compensation (Note 9)	217	-
Issuance of common stocks due conversion of loan (Note 8)	11,678	-
As of March 31, 2020	64,130	-

As of March 31, 2021, there were no Class B common shares issued and outstanding.

On March 2, 2021, the Company entered into a stock purchase agreement and issued 10,000 Series B Preferred Shares, par value $0.001 per share, to Goldenmare Limited, a company controlled by the Company’s Chief Executive Officer, Athanasios Feidakis, in return for $130, which amount was settled by reducing, on a dollar-for-dollar basis, the amount payable as executive compensation by the Company to Goldenmare Limited pursuant to a consultancy agreement.

The issuance of the Series B preferred shares to Goldenmare Limited were approved by an independent committee of the Company’s Board of Directors.

As of March 31, 2021, the Company had no Class B common shares and 10,300 Series B Preferred Shares outstanding.

Share premium includes the contribution of Globus’ shareholders for the acquisition of the Company’s vessels. Additionally, share premium includes the effects of the acquisition of non-controlling interest, the effects of the Globus initial and follow-on public offerings and the effects of the share-based payments described in Note 9. At March 31, 2021 and December 31, 2020, Globus share premium amounted to $237,954 and $195,102, respectively.

On January 13, 2021, the remaining pre-funded warrants from the December 2020 Pre-Funded Warrants were exercised and 130,000 common shares, par value $0.004 per share were issued.

On January 27, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 2,155,000 common shares, par value $0.004 per share, (b) pre-funded warrants to purchase 445,000 common shares, par value $0.004 per share and (c) warrants (the “January 2021 Warrants”) to purchase 1,950,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds amounted to $15,108, before issuance expenses of $120. All 445,000 pre-funded warrants were exercised subsequently with total proceeds of $5. No January 2021 Warrants have been exercised as of June 18, 2021.

The January 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

On February 12, 2021, the Company entered into a securities purchase agreement with certain unaffiliated institutional investors to issue (a) 3,850,000 common shares par value $0.004 per share, (b) pre-funded warrants to purchase 950,000 common shares, par value $0.004 par value, and (c) warrants (the “February 2021 Warrants”) to purchase 4,800,000 common shares, par value $0.004 per share, at an exercise price of $6.25 per share. Total proceeds amounted to $27,891, before issuance expenses of $152. All 995,000 pre-funded warrants were exercised subsequently with total proceeds of $10. No February 2021 Warrants have been exercised as of June 18, 2021.

The February 2021 Warrants are exercisable for a period of five and one-half years commencing on the date of issuance. The warrants will be exercisable, at the option of each holder, in whole or in part by delivering to the Company a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the common shares underlying the warrants under the Securities Act is not effective, the holder may, in its sole discretion, elect to exercise the warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the warrant. If the Company does not issue the shares in a timely fashion, the warrant contains certain liquidated damages provisions.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

6       Share Capital and Share Premium (continued)

As of March 31, 2021, the Company had issued 5,550 common shares pursuant to exercise of outstanding Class A Warrants and had 388,700 Class A Warrants outstanding to purchase an aggregate of 388,700 common shares.

As of March 31, 2021, no PP Warrants had been exercised and the Company had 1,291,833 PP Warrants outstanding to purchase an aggregate of 1,291,833 common.

Company’s warrants are classified in equity, following the Company’s assessment that warrants met the equity classification criteria as per IAS 32.

7        Loss per Share

Basic earnings/(loss) per share (“EPS”/‘‘LPS’’) is calculated by dividing the net profit/(loss) for the period attributable to Globus shareholders by the weighted average number of shares issued, paid and outstanding.

Diluted earnings/(loss) per share is calculated by dividing the net profit/(loss) attributable to common equity holders of the parent by the weighted average shares outstanding during the period plus the weighted average number of common shares that would be issued on the conversion of dilutive potential common shares into common shares. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings/(loss) per share computation unless such inclusion would be anti-dilutive. As the Company reported losses for the periods ended March 31, 2021 and 2020, the effect of any incremental shares would be anti-diluted and thus excluded from the computation of the LPS

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	For the period ended March 31,
	2021	2020
Loss attributable to common equity holders	(766)	(9,002)
Weighted average number of shares for basic and diluted LPS	7,209,657	58,132

8        Long-Term Debt, net

Long-term debt in the consolidated statement of financial position is analysed as follows:

	Borrower	Loan Balance	Unamortized Debt Discount	Total Borrowings
(a)	Devocean Maritime LTD., Domina Maritime LTD., Dulac Maritime S.A., Artful Shipholding S.A. & Longevity Maritime Limited	31,030	(372)	30,658

	Total at March 31, 2021	31,030	(372)	30,658
	Less: Current Portion	(5,970)	300	(5,670)
	Long-Term Portion	25,060	(72)	24,988

	Total at December 31, 2020	37,000	(448)	36,552
	Less: Current Portion	(5,970)	305	(5,665)
	Long-Term Portion	31,030	(143)	30,887

Details of the Company’s credit facilities and debt securities are discussed in Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2020, included in the 2020 Annual Report.

As of March 31, 2021, the Company was in compliance with the loan covenants of the agreement with the lenders.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8       Long-Term Debt, net (continued)

In more detail:

(a)	In June 2019, Globus through its wholly owned subsidiaries, Devocean Maritime Ltd.(the “Borrower A”), Domina Maritime Ltd. (the “Borrower B”), Dulac Maritime S.A. (the “Borrower C”), Artful Shipholding S.A. (the “Borrower D”) and Longevity Maritime Limited (the “Borrower E”), vessel owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new term loan facility for up to $37,000 with EnTrust Global’s Blue Ocean Fund for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. The loan facility is in the names of Devocean Maritime Ltd., Domina Maritime Ltd, Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited as the borrowers and is guaranteed by Globus. The loan facility bears interest at LIBOR plus a margin of 8.50% (or 10.5% default interest) for interest periods of three months. This loan facility is referred to as the EnTrust loan facility.

On June 24, 2019, the Company drew down $37,000 and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited. The EnTrust loan facility consists of five Tranches, one for each vessel (see 2019 Annual Report for details).

In March 2021, the Company prepaid $6.0 million of the Entrust loan facility, which represented all amounts that would otherwise come due during calendar year 2021. As a result, after this pre-payment the Company had an aggregate debt outstanding of $31 million, gross of unamortized debt costs, from the Entrust Loan Facility.

The Company was in compliance with the relaxed covenants of EnTrust Loan Agreement as of March 31, 2021.

(b)	On July 27, 2020, the Company repaid the total outstanding principal and interest of the Firment Shipping Credit Facility amounting to $863.

As of March 31, 2021, and 2020, there was an amount of $14,200 and $11,100 available to be drawn under the Firment Shipping Credit Facility, as amended and restated on May 8, 2020. The Amended and Restated Agreement converted the existing Revolving Credit Facility to a Term Credit Facility and extended the maturity date to October 31, 2021.

The Firment Shipping Credit Facility requires that Athanasios Feidakis remains Chief Executive Officer and that Firment Shipping maintains at least a 40% shareholding in Globus, other than due to actions taken by Firment Shipping, such as sales of shares. In connection with the registered direct offering on January 29, 2021 and February 12, 2021 (collectively, the “Filings”), the Company obtained waivers from Firment Shipping Inc. The waivers consented to the Company making the Filings and waived the requirement to maintain at least a 40% shareholding in Globus as a result of the issuance of common shares and warrants.

As of March 31, 2021, and December 31, 2020, the Company is in compliance with the loan covenants of the Firment Shipping Credit Facility.

(c)	On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on the same date issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that was convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matured upon the anniversary of its issue. The Convertible Note was issued in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”).

The Convertible Note provided for interest to accrue at 10% annually, which interest would be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note was converted or redeemed pursuant to its terms beforehand. The interest could be paid in common shares of the Company, if certain conditions described within the Convertible Note were met. With respect to the Convertible Note, the Company also signed a registration rights agreement with the private investor pursuant to which it agreed to register for resale the shares that could be issued pursuant to the Convertible Note. The registration rights agreement contained liquidated damages if the Company was unable to register for resale the shares into which the Convertible Note could be converted and maintain such registration.

As per the conversion clause included in the Convertible Note, the Company had recognized this agreement as a hybrid agreement which included an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component was shown separately from the non-derivative host in the consolidated statement of financial position at fair value. The changes in the fair value of the derivative financial instrument were recognized in the consolidated statement of comprehensive loss. The initial amount drawn with respect to the Convertible Note was $5,000. The non-derivative host and the derivative component that was initially recognized amounted to $1,783 and $3,217, respectively.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

8        Long-Term Debt, net (continued)

As of March 31, 2020, the amount drawn and outstanding with respect to the Convertible Note was $2,240. The non-derivative host was classified under “Current portion of long-term borrowings” in the consolidated statement of financial position and was $798 as of March 31, 2020. The derivative component as of March 31, 2020, was $1,536 and was classified under “fair value of derivative financial instruments” in the consolidated statement of financial position.

For the period ended March 31, 2020, the Company recognized a loss on this derivative financial instrument amounting to $335, which was classified under “loss on derivative financial instruments” in the income statement component of the consolidated statement of comprehensive loss.

Further to the conversion clause included into the Convertible Note for the period ended March 31, 2020, a total amount of approximately $1,168, principal and accrued interest, was converted to share capital with the conversion price of $1 per share and a total number of 11,678 new shares issued in name of the holder of the Convertible Note. On March 13, 2020, Company and the holder of the Convertible Note entered into a waiver regarding the Convertible Note (the “Waiver”). The Waiver waived the Company’s obligation to repay the Convertible Note on the existing maturity date of March 13, 2020 and did not require the Company to repay the Convertible Note until March 13, 2021.

On June 25, 2020, the Company repaid the total outstanding principal and interest of the Convertible Note amounting to $2,528.

The contractual annual loan principal payments to EnTrust loan facility to be made subsequent to March 31, 2021, were as follows:

March 31,	EnTrust
2021	5,970
2022	25,060
Total	31,030

9       Share Based Payment

Share based payment comprise the following:

Period from January 1 to March 31, 2021	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	1,946	-	-	10
Total at March 31, 2021	1,946	-	-	10

Period from January 1 to March 31, 2020	Number of common shares	Number of preferred shares	Issued share Capital	Share premium
Non-executive directors payment	217	-	-	10
Total at March 31, 2020	217	-	-	10

10       Contingencies

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents, and insurers and from claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which are material for disclosure.

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

11       Commitments

The Company enters into time charter arrangements on its vessels. These non-cancellable arrangements had remaining terms between nineteen days to approximately four months as of March 31, 2021, assuming redelivery at the earliest possible date. As of December 31, 2020, the non-cancellable arrangements had remaining terms between nine days to eight months, assuming redelivery at the earliest possible date. Future net minimum lease revenues receivable under non-cancellable operating leases as of March 31, 2021 and December 31, 2020, were as follows (vessel off-hires and dry-docking days that could occur but are not currently known are not taken into consideration; in addition early delivery of the vessels by the charterers is not accounted for):

	March 31, 2021	December 31, 2020
Within one year	3,943	3,078
Total	3,943	3,078

These amounts include consideration for other elements of the arrangement apart from the right to use the vessel such as maintenance and crewing and its related costs.

For time charters that qualify as leases, the Company is required to disclose lease and non-lease components of lease revenue. The revenue earned under time charters is not negotiated in its two separate components, but as a whole. For purposes of determining the standalone selling price of the vessel lease and technical management service components of the Company’s time charters, the Company concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters and the age of the vessel. The Company believes that the standalone transaction price attributable to the technical management service component, including crewing services, is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated using data provided by its technical department, which consist of the crew expenses, maintenance and consumable costs and was approximately $3,141 and $2,177 for the periods ended March 31, 2021 and 2020, respectively. The lease component that is disclosed then is calculated as the difference between total revenue and the non-lease component revenue and was $2,026 and $113 for the periods ended March 31, 2021 and 2020, respectively.

As further discussed in note 4 of the Annual Report, on January 1, 2019, following the adoption of IFRS 16, the Company recognised a right of use asset and a corresponding liability of approximately $674 with respect to the rental agreement. The depreciation charge for right-of-use assets for the period ended March 31, 2021 and 2020, was approximately $28 for both periods and the interest expense on lease liability for the period ended March 31, 2021 and 2020, was approximately $10 and $12, respectively, and recognised in the income statement component of the consolidated statement of comprehensive loss under depreciation and interest expense and finance costs, respectively.

At March 31, 2021 and December 31, 2020, the current lease liabilities amounted to $123 and $195, respectively, and the non-current lease liabilities amounted to $338 and $367, respectively, and are included in the accompanying consolidated statements of financial position.

12        Fair values

Carrying amounts and fair values

The following table shows the carrying amounts and fair values of assets and liabilities measured at fair value, including their levels in the fair value hierarchy (as defined in note 2.28 of the 2020 Annual Report). It does not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value, such as cash and cash equivalents, restricted cash, trade receivables and trade payables.

	Carrying amount	Fair value
(in thousands of USD)		Level 1	Level 2	Level 3	Total
March 31, 2021
	Other financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	31,030	-	31,813	-	31,813
	31,030

GLOBUS MARITIME LIMITED

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS MARCH 31, 2021

(Amounts presented in thousands of U.S. Dollars - except for share, per share and warrants data, unless otherwise stated)

12        Fair values (continued)

	Carrying amount	Fair value
(in thousands of USD)		Level 1	Level 2	Level 3	Total
December 31, 2020
	Other financial liabilities
Financial liabilities not measured at fair value
Long-term borrowings	37,000	-	37,961	-	37,961
	37,000

Measurement of fair values

Valuation techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 1, Level 2 and Level 3 fair values, as well as the significant unobservable inputs used.

Asset and liabilities not measured at fair value

Type	Valuation Techniques	Significant unobservable inputs

Long-term borrowings	Discounted cash flow	Discount rate

Transfers between Level 1, 2 and 3

There have been no transfers between Level 1, Level 2 and Level 3 during the period.

13        Events after the reporting date

Acquisition of new vessel

On June 9, 2021, the Company took delivery of the m/v “Diamond Globe”, a 2018-built Kamsarmax dry bulk carrier, through its subsidiary, Argo Maritime Limited, for a purchase price of $27 million financed with available cash. The m/v “Diamond Globe” was built at Jiangsu New Yangzi Shipbuilding Co. and has a carrying capacity of 82,027 dwt. Following this acquisition, the fleet of Globus comprises of seven dry bulk carriers with a total carrying capacity of 463,765 dwt.

Debt financing

In May 2021, the Company reached an agreement with a financial institution for a loan facility of $34.25 million bearing interest at LIBOR plus a margin of 3.75% per annum. The Company also entered into a swap agreement with respect to LIBOR. The proceeds of this financing were used to repay the outstanding balance of EnTrust Loan Facility.